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                                                                  EXHIBIT (c)(4)


       [LETTERHEAD OF THE GENERAL ELECTRIC COMPANY, P.L.C. APPEARS HERE]





JB Skaggs Esq.
President, CEO and Chairman
Tracor Inc
6500 Tracor Lane
Austin, TX 78725-2000


                                                                   21 April 1998

Dear Mr Skaggs

     Reference is hereby made to (i) the Agreement and Plan of Merger dated as of April 21, 1998 (the "Merger Agreement"), by and among GEC Incorporated, a Delaware corporation ("GEC Inc") and a wholly-owned subsidiary of The General Electric Company, p.l.c., Company No. 67307 ("GEC p.l.c."), GEC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of GEC Inc. ("Purchaser"), and Tracor, Inc, a Delaware corporation (the "Company"), and (ii) the Agreement dated March 25, 1998, for a Euro 6,000,000,000 Syndicated Credit Facility for GEC p.l.c. (the "Credit Agreement"), arranged by the banks named therein, with HSBC Investment Bank PLC, as Agent, and Marine Midland Bank, as U.S. Swingline Agent.

     In connection with the Merger Agreement, GEC p.l.c. hereby represents and warrants to, and agrees with, you as follows:

1. GEC Inc. is a "Subsidiary" of GEC p.l.c., as such term is defined in the Credit Agreement.

2. Promptly after the date hereof, GEC p.l.c. will deliver the documents required by Section 28.4(a) of the Credit Agreement, including a Borrower Accession Agreement (as defined in the Credit Agreement) executed by GEC p.l.c. and GEC Inc., so that GEC Inc. shall become an "Additional Borrower" under the Credit Agreement, and, prior to the earlier to occur of (i) the date which is one day after the Effective Time (as defined in the Merger Agreement) and (ii) the date the Merger Agreement is terminated, GEC p.l.c.
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     will not exercise its rights under Section 9.5 of the Credit Agreement to request that GEC Inc. cease to be a Borrower under the Credit Agreement.

3. From and after the date hereof until the earlier to occur of (i) the date which is one day after the Effective Time (as defined in the Merger Agreement) and (ii) the date the Merger Agreement is terminated, GEC p.l.c. shall cause the total amount of advances (as defined in the Credit Agreement) for all the Borrowers to be in an amount such that, upon satisfaction of the conditions precedent set forth in the Credit Agreement, GEC Inc. may borrow Advances in the aggregate amount then necessary to complete the acquisition of all the outstanding Company Common Stock (as defined in the Merger Agreement), upon the terms and conditions set forth in the Merger Agreement.

4. As of the date hereof, the Credit Agreement is in full force and effect and constitutes a legal, valid and binding obligation of GEC p.l.c. (assuming due authorisation, execution and delivery by the other parties thereto), enforceable against GEC p.l.c. in accordance with its terms. As of the date hereof, GEC p.l.c. could satisfy all the conditions precedent to borrowing an Advance under the Credit Agreement if a Request (as defined in the Credit Agreement) for an Advance was made by GEC p.l.c. under the Credit Agreement on this date.



                              Yours sincerely

                              /s/ Michael Lester